UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

October 8, 2004

Stanley Keller, Esq.
Palmer & Dodge LLP
111 Huntington Avenue at Prudential Center
Boston, MA 02199-7613

Act	Securities Exchange Act of 1934
Section	Regulation M
Rule	Rule 102
Public Availability	ASAP

Re: *TECO Energy, Inc.*
File No.: TP-04-99

Dear Mr. Keller:

In your letter dated October 8, 2004, as supplemented by conversations with the staff, you request on behalf of TECO Energy, Inc. (the "Company"), an exemption from Rule 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") to allow the Company to bid for and purchase trust preferred securities (TRUPs) of TECO Capital Trust II (the "Trust") while the Company and the Trust offer the TRUPs in a remarketing. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

In January 2002, the Company and the Trust issued 17,965,000 9.5% Adjustable Conversion-Rate Equity Security Units in the form of normal units (the "Units") in an offering registered under the Securities Act of 1933, as amended (the "Securities Act").[1] Each Unit consists of: (1) a purchase contract that obligates the Unit holder to purchase from the Company on January 15, 2005, for a purchase price of $25, a fraction of a newly-issued common share of the Company equal to 0.9509 shares; and (2) a TRUP with the stated liquidation amount of $25. The TRUP is pledged as collateral with a collateral agent to secure the payment of the purchase price for the Company's common stock upon settlement of the purchase contract on January 15, 2004. The Units are listed on the New York Stock Exchange. The TRUPs are not listed on any exchange. Prior to the remarketing, there has been no public market for the TRUPs. The TRUPs currently are rated "B" by Standard & Poor's Ratings Services.

[1] See File No. 333-61758 (January 11, 2002).

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The Trust used the proceeds of the sale of Units to purchase a corresponding amount of company preferred securities of TECO Funding Company II, LLC (the "LLC"), the depositor of the Trust. The Company owns all the outstanding voting interests in the LLC and guarantees on a subordinated, unsecured basis the distribution, redemption and liquidation obligations of the company preferred securities. The LLC used the proceeds of the sale of company preferred securities and the sale of its common securities to purchase 5.11% subordinated notes due January 15, 2007 of the Company (the "Notes"). The TRUPs, the company preferred securities and the Notes have the same financial terms. The Notes are the sole assets of the LLC and the source of funds for the LLC's distributions on the company preferred securities to the Trust. The company preferred securities are the sole assets of the Trust and the source of the distributions on the TRUPs to the Unit holders.

The original terms of the Units and TRUPs provide for a remarketing of TRUPs on October 12, 2004. Pursuant to these terms, unless a Unit holder elects not to participate, a remarketing agent will sell the participating TRUPs and use the proceeds of the sale to purchase treasury securities which the participating Unit holders will pledge to the collateral agent to secure their obligations under the related purchase contracts. The purpose of the remarketing is to provide Unit holders with a way to satisfy their obligations under the related purchase contracts: the cash that the pledged treasury securities underlying the Units pay will be used to satisfy the Unit holder's obligations to purchase the Company's common stock.

The Company exchanged 0.9509 shares of its common stock plus $1.39 in cash for each Unit in an early settlement offer in August 2004 that was registered on Form S-4 under the Securities Act[2] and filed on Schedule TO under the Exchange Act.[3] The Company retired the TRUPs received in the tender offer, along with a corresponding number of company preferred securities and corresponding principal amount of Notes. Following the tender offer, 7,208,927 Units remain outstanding. The outstanding Units include TRUPs with an aggregate stated liquidation amount of $180,233,175. The Company intends to retire up to approximately $136 million aggregate stated liquidation amount of TRUPs currently outstanding, along with the corresponding amount of company preferred securities and corresponding principal amount of Notes. As another early settlement offer is unlikely to result in the tender of such amount of TRUPs, and as the redemption provisions of the TRUPs do not apply to the Company at this time, the Company intends to bid for and purchase TRUPs in the remarketing.

As a consequence of the remarketing of TRUPs, the Company will be engaged in a distribution pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of TRUPs or any reference security by the Company or any affiliated purchaser of the

[2] See File No. 333-117701 (August 25, 2004).
[3] See File No. 005-42533 (August 25, 2004).

Company are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102.

Based on the facts presented and representations made in your letter, but without necessarily concurring in your analysis, the Commission hereby grants the Company an exemption from Rule 102 of Regulation M to permit the Company to bid for and purchase TRUPs in the remarketing while the Company is engaged in a distribution of the TRUPs in the remarketing. In granting this exemption, we considered the following facts, among others:

- The TRUPs in the remarketing will have a fixed price, will trade on the basis of their yields and credit ratings, and will be fungible with similar securities of other issuers;
- The price of the TRUPs will be determined by the bids of prospective investors not including the Company;
- The remarketing will be directed to a group of institutional investors in a short period of time;
- The Company will not make any bids for or purchases of TRUPs or reference securities during the restricted period other than pursuant to the remarketing;
- The Company is bidding for and purchasing TRUPs in the remarketing solely for the purpose of retiring the TRUPs and the corresponding number of company preferred securities and corresponding principal amount of Notes; and
- The terms of the remarketing, the Company's intention to bid for and purchase up to approximately $136 million aggregate stated liquidation amount of TRUPs, and the Company's intention to retire the TRUPs purchased in the remarketing and the corresponding number of company preferred securities and corresponding principal amount of Notes will be fully disclosed in the Company's and the Trust's prospectus supplement and other remarketing materials.

This exemption is subject to the condition that the Company shall retire all TRUPs purchased in the remarketing.

The foregoing exemption from Rule 102 of Regulation M is based solely on the representations made and the facts presented in your letter, and is strictly limited to the application of these rules to the remarketing as described above. Such remarketing should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Sections 10(b) and 13(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company. The Division of Market Regulation expresses no view with respect to any other questions that the remarketing may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the remarketing.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano
Assistant Director

PALMER & DODGE LLP
111 HUNTINGTON AVENUE AT PRUDENTIAL CENTER
BOSTON, MA 02199-7613

STANLEY KELLER
617.239.0217
skeller@palmerdodge.com

October 8, 2004

CONFIDENTIAL TREATMENT
Securities Exchange Act of 1934
Rule 102 of Regulation M

By Overnight Delivery and Facsimile

James A. Brigagliano, Esq.
Assistant Director, Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: TECO Energy, Inc.
Request for Relief under Regulation M

Dear Mr. Brigagliano:

We are writing on behalf of TECO Energy, Inc. ("TECO Energy") to request relief from Rule 102 of Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to TECO Energy's activities in connection with the remarketing of outstanding trust preferred securities of TECO Capital Trust II (the "Trust"), a Delaware statutory trust of which TECO Funding Company II, LLC (the "LLC"), a Delaware limited liability company, is the depositor. TECO Energy owns all of the outstanding voting interests in the LLC.

I. FACTS

The Company

TECO Energy is a holding company with core businesses in the utility sector, complemented by a family of unregulated businesses. Its common stock is listed on the New York Stock Exchange. TECO Energy is the parent of Tampa Electric Company, which is a regulated electric and gas utility with operations in the Florida market. TECO Energy's unregulated subsidiaries are involved in marine transportation, coal and synthetic fuel production, and independent power.

The TRUPs

In January 2002, TECO Energy and the Trust issued and sold an aggregate of 17,965,000 9.50% Adjustable Conversion-Rate Equity Security Units in the form of normal units. Each normal unit consists of (1) a purchase contract, which obligates the holder to purchase from TECO Energy on January 15, 2005, at a purchase price of $25, a fraction of a newly issued share of TECO Energy common stock equal to 0.9509 shares[1] and (2) a trust preferred security of the Trust, with a stated liquidation amount of $25. The trust preferred security is pledged as collateral with a collateral agent to secure the payment of the purchase price for the common stock upon settlement of the purchase contract on January 15, 2005. The terms of the normal units, the purchase contracts, the trust preferred securities and related instruments, including the remarketing discussed below, are described in TECO Energy's prospectus supplement dated January 9, 2002 filed pursuant to Rule 424(b)(5) under the Securities Act of 1933 on January 11, 2002. The normal units are listed on the New York Stock Exchange.

Each trust preferred security represents an undivided beneficial interest in the assets of the Trust. The Trust used the proceeds of the sale of the trust preferred securities to purchase a corresponding amount of company preferred securities of the LLC. The company preferred securities represent preferred limited liability company interests in the LLC with the same financial terms as the trust preferred securities. The LLC in turn used the proceeds of the sale of the company preferred securities and the sale of its common securities to TECO Energy to purchase a series of 5.11% subordinated notes due January 15, 2007 of TECO Energy with the same financial terms as the company preferred securities. The subordinated notes are the sole assets of the LLC and the company preferred securities are the sole assets of the Trust. TECO Energy guarantees on a subordinated, unsecured basis the distribution, redemption and liquidation obligations on the company preferred securities.

TECO Energy's interest payments on the subordinated notes to the LLC are the source of funds for the LLC's distributions on the company preferred securities to the Trust. Similarly, the LLC's distributions on the company preferred securities to the Trust are the source of funds for the Trust's distributions on the trust preferred securities.

In August 2004, TECO Energy completed an early settlement offer for outstanding normal units pursuant to which TECO Energy exchanged 0.9509 shares of its common stock plus $1.39 in cash for each validly tendered and accepted equity security unit in the form of a normal unit The early settlement offer was registered on Form S-4 (Registration No. 333-117701) and a Schedule TO was filed under Rule 13e-4. After giving effect to completion of the early settlement offer, 7,208,927 normal units remain outstanding. The normal units remaining outstanding include trust preferred securities with an aggregate stated liquidation amount of $180,233,175. The 10,756,073 normal units tendered and accepted by TECO Energy have been retired, reducing the number of trust preferred securities outstanding by that amount. A corresponding number of company preferred securities have been retired and the principal

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[1] The fraction of a share that will be purchased under the purchase contract can be lower if the average trading price of TECO Energy's common stock is higher than $26.29. The last reported sale price of TECO Energy common stock on the New York Stock Exchange on September 28, 2004 was $13.20 per share; therefore, we have assumed that the maximum fraction of a share (0.9509) will be purchased.

amount of TECO Energy's subordinated notes has been correspondingly reduced by $268,901,825.

The Remarketing

The 7,208,927 TRUPs that remain outstanding after the early settlement offer are scheduled to be sold pursuant to a remarketing that will close on October 15, 2004 in accordance with their original terms, unless the holder elects not to participate in the remarketing. The collateral agent under the pledge agreement will deliver to the remarketing agents the TRUPs of those holders who have not opted out of the remarketing. The remarketing agents will use their commercially reasonable best efforts to sell such TRUPs, as further described below. The proceeds of the remarketing will be used to purchase treasury securities with a value as described below that thereafter will be substituted for the TRUPs as collateral to secure participating holders' obligations under the related purchase contracts.

TECO Energy has entered into a remarketing agreement with two nationally recognized investment banking firms, as required by the existing documentation, pursuant to which such firms agree, as remarketing agents, to use their commercially reasonable best efforts to sell the TRUPs of those holders who have not opted out of the remarketing at a price equal to at least 100.25% of the "remarketing value." The "remarketing value" will be the sum of the values, as of October 12, 2004, of such amount of treasury securities that will pay on or before January 15, 2005 an amount of cash equal to (1) $25 for each of the TRUPs participating in the remarketing and (2) the aggregate distributions that are scheduled to be payable on January 15, 2005 on those TRUPs.

The remarketing will operate similar to an offering of a nonconvertible debt security. For such a security, there is a known, inverse relationship between the security's price, expressed as a percentage of par, and its coupon rate. These two parameters together determine the security's yield, the variable on which the security trades – in effect, its "price" – and on which it is "priced" based on demand of investors in the offering. Thus the price, expressed as a percentage of par, of a nonconvertible debt security frequently is fixed in such an offering. This fixed price, however, does not alone determine the yield. In such an offering, the coupon rate is determined to be a rate such that, at such a fixed price, the two parameters together correspond with the yield demanded by investors in the offering.

In the remarketing process, the price, expressed as a percentage of par, similarly is fixed: it is the percentage that when applied to the aggregate stated liquidation amount of TRUPs being remarketed generates sale proceeds equal to 100.25% of the remarketing value. Although this price cannot be fixed until October 12, 2004, the remarketing date, potential bidders can estimate this price based on their respective expectations of the yield of treasury securities on the remarketing date. Each potential bidder, other than TECO Energy,[2] will submit a bid comprising

[2] As described below, TECO Energy proposes to retire the TRUPs it purchases in the remarketing and thus the yield of the TRUPs is not relevant to TECO Energy's bid. Accordingly, TECO Energy will submit a bid for a maximum
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the yield required by such bidder, expressed as a spread to a specified treasury security, and the maximum aggregate stated liquidation amount of TRUPs that such bidder would be willing to purchase at that yield. The remarketing agents will solicit bids from independent third party bidders, with a view towards identifying the demand for the entire aggregate stated amount of TRUPs being remarketed. The remarketing agents then determine a reset rate, which is analogous to a coupon rate. This reset rate will be the new interest rate on the subordinated notes and thus also the new distribution rate on the TRUPs. The reset rate will be the rate corresponding to the yield determined by bidders, other than TECO Energy, in the remarketing, i.e., a rate achieving a yield that, based on the demand of bidders other than TECO Energy, would enable the remarketing agents to sell the total amount of TRUPs being remarketed.[3]

TECO Energy understands that the remarketing agents will direct their selling efforts only towards institutional investors. Also, the remarketing agents' selling efforts will continue only for a short time. Since September 30, 2004, the date on which TECO Energy published a notice of the remarketing in *The Wall Street Journal* as required by the terms of the securities, the remarketing agents' activities in connection with the remarketing have been limited to confirming their role in the remarketing as scheduled to take place on October 12, 2004, and responding to queries regarding the remarketing mechanics as set out in the terms of the securities. The remarketing agents' actual selling efforts commenced as early as October 6, 2004, and will continue no later than October 12, 2004, the remarketing date, at the latest.

If the remarketing agents are successful in remarketing all of the TRUPs being remarketed at a rate, as determined by them, sufficient to produce 100.25% of the remarketing value, then the distribution rate on the trust preferred securities will be reset, on October 12, 2004, at the rate so determined. In no event, however, will the reset rate be less than the current distribution rate on the TRUPs of 5.11%. The remarketed TRUPs will be delivered by the collateral agent for the scheduled delivery to purchasers in the remarketing on October 15, 2004. The only change in the terms of the TRUPs will be the reset of the distribution rate.

TECO Energy's Activity

TECO Energy expects the reset distribution rate on the TRUPs set in the remarketing to be higher than the current distribution rate. Rather than bear the resulting increase in debt service, TECO Energy proposes to reduce the aggregate stated liquidation amount of TRUPs,

(continued...)
aggregate stated liquidation amount of TRUPs at the clearing yield, which is determined based on the bids submitted by other bidders in the remarketing. Viewing yield as the relevant "price" determined by the remarketing, TECO Energy will purchase at the price set by the other bidders in the remarketing.

[3] Consistent with the normal practice in the context of an issue of fixed price securities, the remarketing agents will allocate the TRUPs among the bidders at their discretion, taking into account various factors, including without limitation, the maximum amount of TRUPs included in bidders' respective bids, the timing of bidders' respective bids, and other considerations.

and therefore the corresponding amount of the company preferred securities and TECO Energy's subordinated notes held by the LLC[4], by retiring up to approximately $136 million of TRUPs. The TRUPs do not provide for their early redemption, other than in circumstances currently not applicable. The remarketing, however, provides an opportunity for TECO Energy to reduce the aggregate stated liquidation amount of TRUPs by purchasing in the remarketing, the effect of which would be to retire the TRUPs so purchased, as well as a corresponding amount of company preferred securities and TECO Energy's subordinated notes held by the LLC.[5] This approach has been used by a number of other issuers of similar securities.[6]

In order to comply with the terms of the existing documentation, it is necessary for a remarketing to be conducted in accordance with the terms of the original securities. For example, the remarketing mechanism requires potential purchasers to bid for the TRUPs being remarketed. Therefore, TECO Energy proposes to submit a bid for a portion of the TRUPs being remarketed. Moreover, TECO Energy proposes to submit a bid to purchase only up to approximately $136 million aggregate stated liquidation amount of the approximately $180 million of TRUPs being remarketed to ensure a market process with participation by other investors.[7]

TECO Energy discloses in the preliminary prospectus supplement for the remarketing that it may seek to purchase up to approximately $136 million aggregate stated liquidation amount of the TRUPs in the remarketing. TECO Energy will participate in the remarketing on the same basis as other bidders and will submit a bid on the basis of purchasing at the yield determined by the other bidders in the remarketing. The reset distribution rate as established by the remarketing agents is the rate necessary to achieve a yield that, based on the demand of independent bidders, will permit a successful remarketing of the total amount of TRUPs being remarketed. Accordingly, TECO Energy is not in a position to control or influence the setting of that rate. Upon TECO Energy's purchase of TRUPs, those TRUPs (and a corresponding amount

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[4] By the terms of the existing documentation, the amount of company preferred securities and TECO Energy's subordinated notes are reduced pro rata when there is a reduction in the amount of trust preferred securities.

[5] TECO Energy believes that it acquired in the August 2004 early settlement offer substantially all the units that it could realistically expect to acquire through such a voluntary tender or exchange transaction and therefore another tender or exchange offer for the equity security units is not likely to be successful. In addition because the remarketing of the TRUPs is required to be completed by October 15, 2004, there is not sufficient time for another tender or exchange offer for the equity security units.

[6] Examples are Cendant Corporation's remarketing in May 2004 and TXU Corp.'s and Affiliated Managers Group's remarketings in August 2004; however, because the securities involved appear to have been investment grade, Regulation M did not apply.

[7] The discussion in this letter assumes that no holders of the TRUPs opted out of the remarketing. If the aggregate stated liquidation amount of TRUPs in the remarketing is less than $180 million, the maximum amount for which TECO Energy may bid will be lower to ensure that at least $40 million aggregate stated liquidation amount of TRUPs are purchased by investors other than TECO Energy.

of the company preferred securities and TECO Energy's subordinated notes) will be retired, and the remaining TRUPs will continue to be outstanding at the reset distribution rate.

II. <u>Requested Relief and Policy Bases</u>

Rule 102 of Regulation M is an anti-manipulation rule that, subject to certain exceptions, prohibits issuers and selling securityholders engaged in a distribution of securities, and affiliated purchasers of such persons, from bidding for or purchasing, or attempting to induce others to bid for or purchase, such securities, or any reference security, during a restricted period commencing one or five business days, as applicable, before the pricing of the offering and ending when the distribution is completed. Because the TRUPs are not investment grade, absent exemptive relief, Rule 102 could be interpreted to prohibit TECO Energy from participating as a purchaser in the remarketing and thereby prevent TECO Energy from utilizing an effective means to reduce the aggregate stated liquidation amount of TRUPs (and a corresponding amount of the company preferred securities and TECO Energy's subordinated notes) that will be outstanding and related debt service requirements. To avoid this consequence, and because we believe that the policies and purposes underlying Rule 102 would not be furthered by applying Rule 102 in this situation, we hereby request the Securities and Exchange Commission to provide exemptive relief from the application of Regulation M.

TECO Energy believes, and respectfully requests that the Division of Market Regulation, pursuant to the authority delegated it by the Commission, should grant to TECO Energy an exemption under Rule 102(e) to permit TECO Energy to bid for and purchase up to approximately $136 million aggregate stated liquidation amount of TRUPs in the remarketing as described in this letter. Exemption from the prohibitions of Rule 102 in the context of this transaction is, in our view, warranted for the following reasons.

TECO Energy discloses in the preliminary prospectus supplement for the remarketing that it may seek to purchase up to approximately $136 million aggregate stated liquidation amount of TRUPs. This disclosure alerts investors that the amount of TRUPs effectively being distributed and that will be outstanding will be reduced by any amount purchased by TECO Energy. Other potential bidders in the remarketing, so informed of TECO Energy's intent to bid for TRUPs, will have the information necessary to structure their bids accordingly. TECO Energy's bid and any final purchase thus will not create an unjustified appearance of trading activity, thereby precluding any manipulative effect.

The offering mechanism for the remarketing of the TRUPs dictates that the purchases be, regardless of TECO Energy's bid, at the same price, expressed as a percentage of par, and reset rate by all purchasers, including TECO Energy. Moreover, TECO Energy's bid will be to purchase at the yield determined by the other bidders in the remarketing. The price, expressed as a percentage of par, is a known parameter in the remarketing and will be approximately 100.25% of the remarketing value. The reset rate will be the reset rate that, as determined by the remarketing agents, is necessary to achieve a yield that, based on the demand of independent bidders, will permit a successful remarketing of the total amount of the TRUPs being remarketed. Thus TECO Energy's purchase does not present an opportunity for market manipulation because TECO Energy will not be stabilizing or increasing the price, nor stabilizing or decreasing the reset rate or the yield of the TRUPs being remarketed.

TECO Energy will retire the up to approximately $136 million aggregate stated liquidation amount of any TRUPs it purchases and will not hold them. TECO Energy therefore will not be able to resell any TRUPs it purchases in the remarketing. Thus, the transaction is the equivalent of the retirement of any portion of the TRUPs purchased by TECO Energy and the distribution only of the balance of the TRUPs in the remarketing, thereby reducing the amount actually distributed. This is not a transaction with the potential for manipulation that Regulation M seeks to prevent.

The TRUPs are fixed price securities like nonconvertible debt securities and nonconvertible preferred securities. They are traded on the basis of their yields and credit ratings and are largely fungible with similar securities of other issuers. The TRUPs, therefore, are less readily susceptible to price manipulation.

The release adopting Regulation M, explaining the Commission's reasons for not broadening the exception for debt and preferred securities to exclude also high-yield securities, noted: "Rule 102 will have very limited impact on debt securities, except for rare instances where selling efforts continue over a period of time." In the remarketing of the TRUPs, selling efforts will continue only for a short period of time. In addition, selling efforts in the remarketing will be directed only toward institutional investors and it is expected that the final purchases will be confined to a limited number of such institutional investors. Thus, the rationale for applying Regulation M to a securities distribution should not apply to TECO Energy's participation in the remarketing of the TRUPs.[8]

For the foregoing reasons, we respectfully request that the Division of Market Regulation pursuant to the authority delegated to it by the Commission, grant TECO Energy an exemption for the prohibition of Rule 102 of Regulation M for TECO Energy's participation in the remarketing of the TRUPs as described in this letter.

* * *

[8] Although the remarketing of the TRUPs is expected to be confined to institutional investors, the remarketing is proposed to be conducted as a registered offering using a prospectus supplement to the base prospectus included in the Registration Statement on Form S-3 (Registration No. 33-61748) pursuant to which the equity security units were offered and sold in 2002, and not as a Rule 144A offering. Therefore, the exemption under Regulation M for Rule 144A offerings would not be available.

Please call me at (617) 239-0217 with any questions you may have concerning this request.

Sincerely,

Stanley Keller

cc: Roxanne Malaspina, Esq.